Sunnyside Acres Mobile Estates
                                 PO Box 031-088
                               Shennan Zhong Road
                           Shenzhen City, China 518031

                                November 16, 2007

Ms. Peggy Kim
Office of Mergers & Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549-3628

                    Re. Sunnyside Acres Mobile Estates Schedule 14f
                        (File No. 005-83338)

Dear Ms. Kim:

      On behalf of Sunnyside Acres Mobile Estates, a Nevada corporation (the "Company"), in connection with the amendment to the Company's Schedule 14f filed on November 8, 2007, and in response to the Staff's closing comment in its letter of comment dated November 15, 2007, this is to confirm that we understand and acknowledge that:

o The company is responsible for the adequacy and accuracy of the disclosure in its filings;

o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                Very truly yours,


                                                /s/ Hui Ping Cheng
                                                President

cc.: Nicholas Panos, Senior Special Counsel
     Vincent McGill